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Press Release

Kemper Announces Retirement of Director Douglas Geoga

CHICAGO--(BUSINESS WIRE)--Kemper Corporation (NYSE: KMPR) announced today that Douglas G. Geoga has informed the company’s Board of Directors of his intention to retire as a director at the end of his current term, expiring May 1, 2019.

“Kemper has been very fortunate to have Doug’s leadership on our Board for almost two decades, and we thank him for his dedicated service and outstanding contributions,” said Joseph P. Lacher, Jr., Kemper’s President and Chief Executive Officer. “In particular, I’m grateful he was willing to extend that service to provide support and counsel over the last several years while we worked to transform the company and enable a path to sustained growth.”

Mr. Geoga assumed his responsibilities on Kemper’s Board in 2000. He is the President and Chief Executive Officer of Salt Creek Hospitality, LLC, and also serves as the non-executive Chairman of the Board of Directors of both Extended Stay America, Inc. and a related REIT, ESH Hospitality, Inc.

“My time on the Kemper Board has been a tremendous honor and very satisfying,” Mr. Geoga said. “It’s been exciting to be part of the realization of Kemper’s turnaround strategy, and I’m very supportive of management’s long-term strategy for the company.”

“The Board has truly appreciated Doug’s leadership and integrity during his service on the Board,” said Robert J. Joyce, Chairman of Kemper’s Board of Directors. “He’s been a highly effective director and we feel privileged to have served alongside him. We extend our gratitude and best wishes to Doug and his family.”

About Kemper
The Kemper family of companies is one of the nation’s leading insurers. With $11 billion in assets, Kemper is improving the world of insurance by offering personalized solutions for individuals, families and businesses. Through our businesses, Kemper:

•	Offers insurance for auto, home, life, health and valuables

•	Services approximately seven million policies

•	Is represented by more than 30,000 agents and brokers

•	Employs over 7,800 associates dedicated to providing exceptional service

•	Is licensed to sell insurance in 50 states and the District of Columbia

Learn more about Kemper.

Caution Regarding Forward-Looking Statements

This press release may contain or incorporate by reference information that includes or is based on forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations or forecasts of future events, and can be identified by the fact that they relate to future actions, performance or results rather than strictly to historical or current facts.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this press release. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and are not guarantees of future performance. Among the general factors that could cause actual results and financial condition to differ materially from estimated results and financial condition are those listed in periodic reports filed by Kemper with the SEC. No assurances can be given that the results and financial condition contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. Kemper assumes no obligation to publicly correct or update any forward-looking statements as a result of events or developments subsequent to the date of this press release. The reader is advised, however, to consult any further disclosures Kemper makes on related subjects in its filings with the SEC.

Contacts

Investors:     Michael Marinaccio
312.661.4930
investors@kemper.com
or

News Media:     Barbara Ciesemier
312.661.4521
bciesemier@kemper.com